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EXHIBIT (d)(3)

Exa Corporation
Mr. Stephen A. Remondi
President and CEO 55 Network Drive
Burlington, MA 01803

September 22, 2017

Confidential

Dear Mr. Remondi:

              Based upon the preliminary discussions that have taken place between Exa Corporation ("Exa") and Dassault Systèmes SE ("Buyer"), and our proposal letter to Exa dated September 22, 2017, we are prepared to proceed immediately to complete our due diligence investigation of Exa and to negotiate definitive agreements concerning the acquisition by Buyer of Exa, as described in our proposal (the "Transaction"). In consideration of the substantial time and resources each of us plans to devote to these efforts and the promises set forth herein, we understand that we have agreed as follows:

1.    Exclusivity.

              Between the date Exa countersigns and delivers this letter to Buyer and 5:00 p.m., Boston time, on October 2nd , 2017 (provided, that such date shall automatically be extended to October 5th, 2017 if Buyer shall notify Exa in writing that Buyer intends to continue to work diligently towards execution of definitive agreements) (such period, as so extended, the "Exclusive Period"), Exa will not—and will instruct its or its subsidiaries' officers, directors, employees, affiliates, attorneys, accountants, financial advisors or other agents or representatives (each a "Representative" and collectively, "Representatives"), to the extent they are aware of the proposed Transaction, not to—directly or indirectly, solicit, initiate, seek, entertain, encourage, continue, facilitate or support any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any party (other than Buyer) regarding any acquisition of Exa, any merger or consolidation with or involving Exa, or any acquisition of any material portion of the stock or assets of Exa (any of the foregoing, a "third party acquisition transaction"). Exa agrees that any such discussions or negotiations (other than with Buyer) in progress as of the date of this letter will be immediately suspended and that in no event will Exa accept or enter into any letter of intent, agreement or commitment, written or oral, concerning any third party acquisition transaction during the Exclusive Period.

              Exa will notify Buyer promptly, but in any event within 24 hours, after receipt by Exa or by any of its Representatives of any written or oral proposal for, or inquiry respecting, any third party acquisition transaction or any request for information in connection with such a proposal or inquiry, or for access to the properties, books or records of Exa by any person or entity that informs or has informed Exa that it is considering making or has made such a proposal or inquiry, and will inform Buyer in general terms of the profile (but not the identity) of the person or entity making the proposal or inquiry and the material terms and conditions of such proposal or inquiry.

2.    Confidentiality Agreement.

              Nothing herein is intended to modify or amend the Confidentiality Agreement between the parties dated as of July 1, 2017 (the "Confidentiality Agreement"), which shall remain in full force and effect.

3.    Governing Law; Consent to Jurisdiction; Counterparts.

              This letter agreement shall be governed by the laws of the State of Delaware, without regard to its conflict of laws principles, and given effect as an agreement under seal. Each of Buyer and Exa hereby irrevocably submits to the exclusive jurisdiction of any court of competent jurisdiction in the State of Delaware, or of the United States District Court for the State of Delaware, for the purpose of any claim, suit, action or proceeding arising out of this letter agreement. This letter agreement may be executed in one or more counterparts, which together shall constitute one agreement.

4.    Definitive Agreements; Binding Effect.

              This letter does not constitute an offer or acceptance of an offer, and each party acknowledges and agrees that no enforceable agreement for any business combination or other transaction between Exa and Buyer shall exist between the parties unless and until definitive agreements, in form and substance mutually acceptable to each of them in their sole discretion, have been duly executed and delivered. Notwithstanding the foregoing, each party agrees that the obligations of the parties set forth in paragraph 1 and 3 of this letter are intended to be binding upon each of them, and enforceable according to their terms.

[Signature Page Follows]

              Please indicate the concurrence of Exa with this letter by executing in the space provided below.

Very truly yours,
Dassault Systèmes S.E.
/s/ THIBAULT DE TERSANT
Name: Thibault de Tersant Title: Senior EVP & CFO

Accepted and Agreed:
Exa Corporation
By:	/s/ STEPHEN A. REMONDI
Name: Stephen A. Remondi Title: President & CEO Date: September 22, 2017

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